NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

August 18, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Jenifer Gallagher
Karl Hiller
Anuja A. Majmudar
Timothy S. Levenberg

RE:	Amphitrite Digital Incorporated

Draft Registration Statement on Form S-1

Submitted June 16, 2023

CIK No. 0001933762

Ladies and Gentlemen:

On behalf of Amphitrite Digital Incorporated (the “Company”), this letter responds to the letter dated July 13, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 filed on June 16, 2023 (the “Draft Registration Statement”). In further response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company today is submitting to the Commission an Amendment No.1 to the Draft Registration Statement (the “Amended Draft Registration Statement).

Capitalized terms used but not defined in this letter have the meanings as defined in the Draft Registration Statement.

For the convenience of the Staff, we have included the text of the Staff’s comment is included in bold font type below immediately preceding the Company’s response.

California  |  Colorado  |  District of Columbia  |  Florida  |  Georgia  |  Maryland  |  Massachusetts  |  New York

North Carolina  |  South Carolina  |  Tennessee  |  West Virginia

August 18, 2023

Draft Registration Statement on Form S-1

Cover Page

1. Please provide an agent for service that is located in the United States.

Response: The Company acknowledges the Staff’s comment and has provided an agent of service located in the United States on the cover page of the Amended Draft Registration Statement.

Company Overview, page 1

2. We note your disclosure that your “operating units have received more than 8,300 four- or five-star reviews on the major review sites: Google Reviews, TripAdvisor, and Facebook.” Please revise your disclosure to provide additional context for this statement. For example, in addition to four- and five-star reviews, quantify reviews from the bottom end of the scale (if any), clarify the total number of reviews for your company received by these review sites, and specify the date range of these reviews.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Draft Registration Statement. From July 30, 2019 through June 30, 2023, on a cumulative basis, the Company’s operating units have received more than 9,400 reviews on major consumer review sites: Google Reviews, TripAdvisor, and Facebook. Of those reviews on a 5-star scale, 94% were 5-star reviews, 2% were 4-star, 1% were 3-star and 3% were 2 or 1-star reviews.

Reorganization and Acquisitions, page 2

3. We note your disclosure indicating that as part of your formation, you acquired Windy of Chicago Limited, formed STDC Holdings Incorporated and acquired Paradise Adventures LLC as a wholly owned subsidiary and anticipate acquiring another subsidiary upon the consummation of this initial public offering. You also list operating business units. Please disclose here your principal subsidiaries and any entities in which your operations are conducted. We note the “corporate structure” diagram at page 78.

Response: The Company respectfully advises the Staff that the Company has revised the organization structure diagram to incorporate the Staff’s inputs and the diagram on page 2 of the Amended Draft Registration Statement as set forth below. The Company has provided two charts describing the corporate structure as of June 30, 2023, and after giving effect to the Paradise Yacht Management LLC acquisition anticipated to close upon the consummation of the offering. The Company’s operating business units include: 1. Seas the Day Charters and Magens Hideaway on St. Thomas, USVI, through its wholly owned subsidiary, STDC Holdings Incorporated (“STDC Holdings”), a USVI C-corporation, 2. Windy of Chicago, through its wholly owned subsidiary, Windy of Chicago Limited, a corporation formed in Illinois, 3. Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida, through its wholly owned subsidiary Paradise Adventures LLC, a Florida limited liability company, and 4. Paradise Yacht Management group in the U.S and British Virgin Islands, through its anticipated acquisition of Paradise Yacht Management LLC, a USVI limited liability company and related legal entities which will become its wholly owned subsidiary upon the closing of this offering. The Company’s corporate structure as of June 30, 2023 is illustrated below:

August 18, 2023

The Company’s corporate structure giving effect to the Paradise Yacht Management LLC acquisition anticipated to close upon the consummation of the offering is illustrated below:

August 18, 2023

Prospectus Summary

Our Solutions and Competitive Strengths, page 4

4. We note that you have included a graphic on page 4 illustrating your digital operating platform. Please revise to include additional narrative details so that an investor may understand how your platform is utilized to “to more effectively market and book tours, manage resources and improve [y]our operating efficiencies.” In addition, please clarify how your digital platform specifically addresses certain opportunities within the “in-destination tours, activities and attractions” that you identify on page 3 including “advertising and marketing, customer service, repair and maintenance and overall operations.”

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has identified four examples of areas which are digitally enabled and consequently provide the Company with competitive advantages by improving the Company’s operating efficiencies. Accordingly, the Company has revised the disclosure on pages 5 and 6 of the Amended Draft Registration Statement to include additional narrative details and clarification.

5. We note your disclosure that your “marketing programs resulted in a return on advertising spending (“ROAS”) of 836.58% for the twelve months ended March 31, 2023.” Please enhance your disclosure to describe the mechanics of these programs, how you measured the return on advertising spending, and to clarify the meaning of your “digitally enabled campaign management.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Draft Registration Statement. The Company advises the staff that the Company spent $535,467 on online advertising and marketing guest acquisition programs, primarily online search and display advertising buys on Google, Microsoft Audience Network and Meta, to achieve $4,494,380 in online and direct ticket sales. Website and social media traffic for this time period, measured by unique users, was 4.86 million, an increase of 365% year over year for the company-owned websites at tallshipwindy.com, seasthedayusvi.com, and paradiseadventurespcb.com. The Company’s ROAS for the twelve months ended June 30, 2023 was 839%. It converts to a cost of online and direct revenue of 11.9%. The Company clarifies that its direct and online guest acquisition programs achieve a cost of sale of 11.9% compared to the traditional TAA operator relying on OTA bookings and paying an estimated 15% to 30% commissions according to Phocuswright in their research report titled, ‘The Outlook for Travel Experiences 2019-2025.’ The Company has provided detailed clarification on its digitally enabled campaign management on pages 5 and 6 of the Amended Draft Registration Statement.

Corporate Information, page 10

6. You state that you do not incorporate your website content as part of the prospectus. Nonetheless, we note that on July 13, 2023, content on your public website includes this statement: “... we hope you will consider us as your next investment opportunity. Visit our [hyperlinked] page for more information on this opportunity, and join our growing community of early investors today.”

Provide us with the linked text and any similar statements from your website. Also, please tell us how long this solicitation has appeared on your website, describe the content of any similar statements or linked text, and quantify any sales which have directly or indirectly resulted from information that appeared there. If you believe that these statements, offers, and any resulting sales are consistent with Section 5 of the Securities Act of 1933, please provide support for your position including legal analysis in your letter of response. In the alternative, explain how you propose to address any offers or sales which were made in a manner that was inconsistent with Section 5.

August 18, 2023

Response:

A. Background

From the period beginning in June 2022 and ending in July 2022, the Company issued and sold shares of its common stock to investors in reliance on the exemptions from registration set forth in Regulation CF of the Securities Act (the “Regulation CF Offering”). Specifically, the Company’s Regulation CF Offering was launched on June 16, 2022 and closed on July 31, 2022. From January 4, 2023 through July 17, 2023, the Company website, amphitritedigital.com/blog – “Founders Story” included the statement referenced by the Staff.:

“... we hope you will consider us as your next investment opportunity. Visit our [hyperlinked] page for more information on this opportunity and join our growing community of early investors today”. (The “Post”).

The Commission raised awareness of the Post to the Company via the Comment Letter and the Company promptly removed the Post on July 17, 2023. The Company submitted a Draft Registration Statement related to its proposed initial public offering (the “Proposed IPO”) on June 16, 2023, and the Amended Draft Registration Statement on August 18, 2023. The following sets forth the Company’s analysis of the applicable rules and regulations of the Commission and concludes that the Post did not violate Section 5 of the Securities Act of 1933 (the “Securities Act”).

The language referenced by the Staff was intended to invite the existing investors, primarily, the Regulation CF Offering investors and employee shareholders (the “Existing Investors”) to join a webinar. The webinar was accessible by invitation only and provided an opportunity to receive an update among other things, on the Company’s operations, officers and directors, organizational accomplishments, Q3 2022 revenue and financial overview, and growth plans (the “Webinar”). The language of the Post was initially prepared and posted on the website in connection with the Regulation CF Offering and was removed at the conclusion of the Regulation CF Offering. When the Post was uploaded to the website on January 4, 2023, it inadvertently included the prior language from the post in connection with the Regulation CF Offering. The Company’s inclusion of the Post in connection to the Webinar was an oversight and not intended as a solicitation. The Webinar explicitly clarified that it was not an offer or solicitation as such term is defined in Section 5 of the Securities Act. The hyperlink directed the Existing Investors to the Company’s “Investors” page at https://amphitritedigital.com/investors. The content on the Investors page informed the Existing Investors of the company’s operations and allowed them to subscribe to the Company’s mailing list. Following receipt of the Comment Letter, the Company removed the Post on July 17, 2023. The Company advises the Staff that no sales have directly or indirectly resulted from the Post.

The following sets forth the Company’s analysis of the applicable rules and regulations of the Commission regarding why the availability of the Post did not violate Section 5 of the Securities Act of 1933 (the “Securities Act”).

[1]	Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359(Oct. 8, 1957).

August 18, 2023

B. The Post does not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission with respect to the Company’s Proposed IPO.

Section 5(c) of the Securities Act provides that it is unlawful for any person, directly or indirectly, to offer to sell or offer to buy through the use or medium of any prospectus relating to any security unless a registration statement has been filed. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”1 The Commission has interpreted the definition of “offer” to include any activity that may have the effect of soliciting or creating a buying interest in a security.2 Please note that the Post was not provided for purposes of offering securities in the Company’s Proposed IPO or intended to encourage the sale of securities in the Proposed IPO. Except as discussed below, the Post does not make reference to the terms of the Proposed IPO, the manner or timing by which the Company expects to dispose of securities in the Proposed IPO, the names of the underwriters in the Proposed IPO, how to participate in the Proposed IPO or the potential returns or benefits to investors in the Proposed IPO, and the Post included no other language that would normally be considered as constituting an “offer” with respect to the Proposed IPO. Also note that the Post was accessible only on the Company’s Blog page on its website with respect to the Webinar and was targeted solely to the Existing Investors.

C. The availability of the Post did not precondition the market with respect to the Company’s Proposed IPO.

The Company recognizes that the policy underlying the communication restrictions under Section 5 of the Securities Act is based on the concern that certain communications may condition the market or arouse public interest in a particular security without providing investors with adequate disclosure. This policy is reflected by the fact that judicial and Commission interpretations of what constitutes an “offer” have expanded the term’s definition in Section 2(a)(3) of the Securities Act to include activities that condition the market for the securities to be sold in the offering.3 Such activities include publicity that may increase public interest in an offering of the issuer’s securities even though it may not specifically refer to a proposed offering. Notwithstanding such expanded interpretation, the Company respectfully submits that the availability of the Post did not precondition the market with respect to the Proposed IPO.

[2]	Id. at 8359.
[3]	Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359(Oct. 8, 1957).

August 18, 2023

First, as noted above, the Post was made available specifically to a limited group of investors in the Regulation CF Offering and employee shareholders as part of the Company’s marketing and informational function. The Regulation CF Offering investors and employee shareholders are a much smaller group of investors in comparison to the large retail and institutional investors of the general public that will be targeted by the underwriters in the Proposed IPO. That such Post was intended for the targeted and smaller group of Regulation CF Offering investors and employee shareholders is supported by the fact that the information was posted only on the Company’s website and not issued through a widely disseminated medium such as a general press release or a newspaper article. Please note that, although the Company’s website is accessible to the general public, visitors to the Founders Story on the Company’s Blog page or the Investors page enter with the express intention of either checking the status of a crowdfunding investment or to learn about the Company’s operations by subscribing to its mailing list – not for traditional public offering information. As a result, the Post was aimed at, and reached, a significantly smaller and targeted audience. Indeed, this Post in connection with the Company’s Webinar, which primarily provided an update on the Company’s quarterly financial overview while clarifying that the Webinar was not an offer or a solicitation is no different than a company having information available about its quarterly filings and prior offerings on the SEC’s EGDAR website, which is accessible to the general public – the availability of such information clearly would not violate Section 5’s proscription on illegal “offers.” Accordingly, the Company does not believe that the availability of the information would constitute an illegal “offer” that would precondition the market regarding the Company’s Proposed IPO.

Second, the Company respectfully references SEC Release No. 33-8591,4 which states that communications made more than 30 days before the filing of a registration statement by or on behalf of any issuer is permitted, so long as it does not reference the offering that is subject of the registration statement. The Company has currently confidentially submitted an Amended Draft Registration Statement with the Commission in respect of the Proposed IPO. The Company hopes to publicly file its registration statement on Form S-1 at the end of August 2023 and intends to file such public registration statement no earlier than August 26, 2023. The Company respectfully believes that a sufficient cooling off period will have occurred between when the Post was deleted from the Company’s website and when the Company’s Proposed IPO will occur, eliminating any risk that the Post conditioned the market with respect to the Proposed IPO.

The Company also respectfully notes that its disclosure with respect to the Webinar in the Post was not done with any intention of violating applicable securities laws. The Company did not in any way make such Post with knowledge that it could be viewed as violative of federal securities laws. Once apprised of the situation, the Company immediately took all actions to rectify the disclosures, including deleting the Post.

For all of the foregoing reasons, the Company respectfully submits that availability of the Post did not violate Section 5 of the Securities Act, and did not cause the harm that Section 5 of the Securities Act is intended to protect against, namely that the communication may be interpreted as making an offer for the securities or conditioning the market.

C. The Post does not violate Section 5 because it is communication which falls within the safe harbor of Securities Act Rule 163A.

Rule 163A provides a non-exclusive safe harbor from the gun jumping provisions of the Securities Act for certain communications by issuers, such as the Company, made more than 30 days before the filing of a public registration statement.5 Under this safe harbor, a company’s communications made more than 30 days prior to the filing a registration statement may be exempted, even if such communications may have ordinarily been considered an offer.6 For an emerging growth company, such as the Company, that confidentially submits a draft registration statement for non-public review by the Commission, the date of the first public filing of the registration statement determines the eligibility of the Rule 163A safe harbor, not the date of the confidential submission.7

[4]	Securities Offering Reform, Securities Act Release No.33-8591, 70 FR 44722 (July 19, 2005).
[5]	Rule 163A is a non-exclusive safe harbor. See Securities Offering Reform, Securities Act Release No. 33-8591, (July 19, 2005). “Rule 134 and the other communications safe harbors are non-exclusive; therefore, if a communication falls outside of the safe harbor it still may, depending on the facts and circumstances, not be deemed an “offer.”
[6]	Id. at 75-77.
[7]	Jumpstart Our Business Startups Act Frequently Asked Questions (6) Question

August 18, 2023

In order for an issuer to avail itself of this safe harbor, the following criteria must be met8:

(a) The communication does not refer to a securities offering that is or will be the subject of a registration statement.

(b) The issuer takes reasonable steps to prevent further distribution or publication of the communication during the 30-day period before the filing date. As it is difficult to control what may be written in the press after a communication is made, the requirement to take reasonable steps to prevent further distribution or publication is subjective.

(c) The communication is made by or on behalf of the issuer (such as its agent or representative).

Even if the Staff deems the Post to be an offer made available to the general public by the Company, it nevertheless falls within the Rule 163A safe harbor. We note such information: (1) did not refer to the Proposed IPO, (2) the Company has taken extensive steps to ensure that the Post has been removed from all sections of its website and has confirmed with the third-party platform that hosted the Regulation CF Offering materials that all of the Regulation CF Offering Information on that platform has been removed, and (3) the Company has not and will not, nor will it authorize any agent or representative to, disseminate the Post or any communication inconsistent with the requirements of the Securities Act, including Section 5, prior to the completion of the Company’s Proposed IPO. The Company was able to confirm that the Post was completely removed from its website on July 17, 2023. The Company intends to publicly file its registration statement on Form S-1 no earlier than August 26, 2023. Accordingly, the Company respectfully believes that the Post will have been removed more than 30 days prior to the public filing of the registration statement, and the other requirements of Rule 163A will have been met, and therefore the Post will be covered by the Rule 163A safe harbor.

Risk Factors

Risks Related to our Financial Condition

We have a history of losses and may not achieve or sustain profitability in the future, page 21

7. Please provide a new risk factor with a title which references the going concern language in the auditor’s report. We note the related information you include in this risk factor.

Response: The Company acknowledges the Staff’s comment and has provided the new risk factor on page 23 of the Amended Draft Registration Statement.

Risks Relating to Our Business

We rely on supply chain vendors and third-party service providers who are integral to the operations of our businesses..., page 25

8. We note your risk factor relating to your dependence on supply chain vendors and third-party service providers. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: The Company acknowledges the Staff’s comment and has updated the risk factor on page 26 of the Amended Draft Registration Statement.

[8]	See Rule 163A.

August 18, 2023

Risks Related to our Management

We depend on our executive officers, particularly Scott and Hope Stawski, page 36

9. You state that “We do not have employment agreements with our executive officers... that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time.” This appears to be inconsistent with the disclosure under “Employment Agreements with Executive Officers” that begins at page 107 and the substance of the agreements filed as exhibits. Please revise to disclose the duration of each such agreement and to eliminate any inconsistent disclosures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Operating Results, page 56

10. We note your disclosure here stating that your total indebtedness, excluding capital leases, was $5,699,239. Please clarify whether this amount includes all of the notes payable disclosed on pages 66 and 67. Please also file all outstanding promissory notes as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 60 of the Amended Draft Registration Statement. As of June 30, 2023, our total notes payable to related parties was $1,337,270 and our commercial total notes payable was $6,168,393 with a combined notes payable of $7,505,663. This includes: $1,576,000 notes payable for the acquisition of Paradise Adventures LLC, $1,272,600 for an Economic Injury Disaster Loan for Seas the Day Charters USVI, $643,733 for the purchase of the sailing vessel Tall Ship Windy, $499,900 for an Economic Injury Disaster Loan for Windy of Chicago Ltd, and other miscellaneous notes payable primarily for the purchase of charter vessels. The Company clarifies that $7,505,663 includes all of the notes payable as disclosed on pages 60, 72, 73, and 74 of the Amended Draft Registration System. The Company has filed all outstanding promissory notes as exhibits to the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 70

11. We note you describe Adjusted EBTIDA as “EBITDA, adjusted for share-based compensation expenses, development costs and one-time expenses,” though in your table showing its computation you exclude “non-cash stock compensation,” “non-reoccurring operating expenses” and “settlements and other non-core expenses.”

Please revise your disclosures as necessary to reconcile the description and line items in the table and to provide further detail of the specific nature of the expenses that you consider to be development costs, one-time or non-recurring, settlements, and non-core.

Also address the guidance of Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your computation of Adjusted EBITDA.

August 18, 2023

Response: The Company acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company has revised the disclosure to reconcile the description and line items in the table on pages 76 and 77 of the Amended Registration Statement. The Company believes the one-time non-recurring operating expenses discussed below relating to transactions including professional, accounting and legal expense related to the Regulation CF offering and the Proposed IPO, as well as acquisition related expenses for the acquisition of Windy of Chicago Ltd, Paradise Adventures LLC and the pending acquisition of Paradise Yacht Management LLC are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for adjustment as part of the Company’s presentation of Adjusted EBITDA. The Company further believes adjusting for these items as part of its presentation of Adjusted EBITDA provides a more complete understanding of ongoing operations, enhances comparability of current results to prior periods, is useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of its business. We are providing below a summary of the nature of the adjustments identified in the Comment Letter and the reasons management believes that the legal, marketing, and wage fees are not normal, recurring cash operating expenses necessary for the Company to operate its ongoing business.

Our transactions adjustment includes legal, accounting, professional services, including marketing of our Regulation CF offering, and wage fees for the Regulation CF transaction in fiscal year 2022 and the Proposed IPO in the first half of 2023 comprises fees incurred from services used to provide specialized expertise for these public offerings. The purpose of these services was to evaluate potential strategies to raise capital to take greater control over our market opportunities for the long-term. The expenses incurred in connection with these initiatives were significant and outside of day-to-day business; and the projects, by their nature, are not expected to be necessary again in the foreseeable future, except for any 1934 Act reporting compliance related legal services.

The Company’s non-recurring expenses related to acquisitions adjustments include customary non-recurring expenses that are directly related to the acquisitions of Windy of Chicago Ltd in January of 2022, Paradise Adventures LLC in January 2023 and the pending acquisition of Paradise Yacht Management to be consummated upon the completion of this offering. These expenses include specific, non-recurring expenses for legal, accounting, other professional services and specific wage and integration one-time expenses necessary for each acquisition. The expenses incurred were significant and outside the day-to-day business; and the projects by the nature of acquisitions, are not expected to be necessary again in the foreseeable future.

The Company’s share-based compensation expense adjustments consist of shares issued to ensure retention of employees and full-time contractors as the company transformed from a private, family-owned entity to a larger, public company. In addition, the adjustment consisted of shares issued to ensure retention of employees and full-time contractors brought into the company through the acquisition of Windy of Chicago Ltd and Paradise Adventures LLC. Issuance of one-time, non-recurring share-based compensation during transformative events including re-organizations and acquisitions is customary to ensure employee and full-time contractor retention. The expenses incurred were significant and outside the day-to-day business; and the expense by the nature of their objective, are not expected to be necessary again in the foreseeable future.

August 18, 2023

Our settlements expense consisted of a one-time legal settlement of $250,000 for an incident that occurred on a Seas the Day Charters USVI vessel during the 2022 fiscal year prior to the company’s re-organization on April 1, 2022 with the incorporation of Amphitrite Digital Incorporated. The senior leadership and founders made a decision to pay a settlement to conclude the matter in order to avoid any management distraction during the re-organization and pending acquisitions. In the normal course of day-to-day business, the company would avail themselves to insurance and any legal means necessary to reach an end conclusion. As this was a special, one-time and non-recurring special situation not expected to be necessary again in the foreseeable future, management believes an adjustment is warranted.

The Company notes that fees and expenses related to projects that are determined to be normal, recurring, cash operating expenses necessary to operate our business are not excluded when calculating Adjusted EBITDA. For example, $0 non-recurring fees were incurred in 2021 as we did not have any public offerings related expenses and therefore, they were not excluded from Adjusted EBITDA.

For the reasons above, the Company respectfully submits that presenting the transaction, acquisition, share-based compensation and settlements expenses discussed above on a non-GAAP basis is important to investors and helps them measure our core operating performance and period-over-period performance, as well as our business on an ongoing basis. The aggregate non-recurring fees for which the adjustments were made relate to engaging attorneys, accounting, professional services and external consultants with specialized expertise for these transaction and acquisition activities which, by their nature, are not expected to be necessary again in the foreseeable future. The Company does not view these fees as normal, recurring, cash operating expenses necessary to operate the business and, therefore believes that the adjustments with respect to expenses for the strategic initiatives described herein are not misleading or inconsistent with the guidance in Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Finance Measures.

12. We note you present the non-GAAP measure, Adjusted net cash from operating activities and Adjusted net cash as a percent of revenues. Please explain the purpose of the presentation of these measures as required by Item 10(e)(1)(i)(C) of Regulation S-K.

As you are reconciling your non-GAAP measures to net cash provided by (used in) operating activities, it appears that you regard these measures as liquidity measures. As such, please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure.

Response: The Company acknowledges the Staff’s comment and respectfully advises that we do not use Adjusted net cash provided by (used in) operating activities as a liquidity measure. Accordingly, we have deleted the disclosure on page 76 of the Amended Draft Registration Statement.

Our Business

Company History, page 76

13. We note your disclosure that on March 24, 2023, you entered into a binding Purchase Agreement to acquire Paradise Yacht Management, LLC. You further disclose that the base price was to be paid on the earlier of the closing of this offering and June 22, 2023. You state here and elsewhere that the acquisition is to be completed upon the consummation of this initial public offering. However, your corporate structure chart on page 78 indicates that Paradise Yacht Management LLC is 100% owned by Amphitrite Digital Incorporated. Please revise to confirm the status of this acquisition and also to update the status of any leases which are past the listed expiration date.

August 18, 2023

Response: The Company acknowledges the Staff’s comment and has made changes on pages 89 and 90 of the Amended Draft Registration Statement. The Second Amendment to the March 24, 2023 purchase agreement to acquire Paradise Yacht Management LLC (the “Initial Purchase Agreement”) extends the date by which the acquisition must be completed to September 15, 2023, and eliminates the contingent consideration for financial performance for post-acquisition financial periods agreed upon in the Initial Purchase Agreement. The First and Second Amendment to the Initial Purchase Agreement have been included as exhibits to the Amended Draft Registration Statement. The Company additionally clarifies that all leases past their listed expiration date have been filed as exhibits to the Amended Draft Registration Statement.

14. We note that the consideration to acquire Paradise Yacht Management LLC includes up to $2,500,000 as “contingent consideration” based on meeting and exceeding financial plans for 2022 and 2023. Please revise your disclosure to describe the terms of the arrangement and whether any amount is due and payable prior to the completion of this initial public offering. In this regard, we note that Section 1.2.4.1 of the Membership Interest Purchase Agreement provides that the contingent consideration for the 2022 financial year is due no later than July 31, 2023. In addition, include a risk factor that describes the potential risks associated with the contingent consideration, including, if true, that the Company may not realize revenues from Paradise Yacht Management LLC until 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that on July 31, 2023, the Company entered into a Second Amendment to the Initial Purchase Agreement to eliminate the contingent consideration in its entirety. The Second Amendment has been included as an exhibit to the Amended Draft Registration Statement.

Our Business

Company History

The Amphitrite Digital Fleet of Maritime Charter and Tour Vessels, page 81

15. We understand from your disclosure that you own or manage 59 vessels in the Caribbean, Florida and Lake Michigan as of March 31, 2022.

Please expand your disclosures as necessary to address the guidance in Instruction 1 to Item 102 of Regulation S-K, which requires information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of your principal material properties.

Response: The Company acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Instruction 1 to Item 102 of Regulation S-K. The Company respectfully notes that Item 102 requires the disclosure of the location and general character of the registrant’s principal physical properties, and specifically requires information that will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the principal physical properties of the registrant and its subsidiaries, to the extent the described properties are material. The Company has revised disclosure on page 93 of the Amended Draft Registration Statement to meet the criteria in Item 102 by categorizing the charters in accordance with Instruction 1 to Item 102, which states productive capacity, and the extent of utilization may be provided on a collective basis if appropriate, as for similar types of facilities.

August 18, 2023

The Company believes that its revised disclosure as set forth in the table in the Amended Draft Registration Statement meets the criteria in Item 102 by providing a description of the suitability of the charter tours, guest capacity, public versus private usage, duration of use, number of vessels in each category, and their available utilization for the six months ended June 30, 2023, which provides investors the required information regarding productive capacity and extent of utilization of the vessels. The Company notes that, other than Tall Ship Windy, none of the vessels the Company uses in its business are unique.

Security Ownership of Certain Beneficial Owners and Management, page 117

16. Please revise footnote 14 of your beneficial ownership table to disclose all natural persons who exercise voting or investment control over Oceanview Management Services LLC. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Item 403 of Regulation S-K. Accordingly, the Company has revised footnote 14 of its beneficial ownership table on page 132 of the Amended Draft Registration Statement.

Consolidated Financial Statements, page F-1

17. Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included in the Amended Draft Registration Statement the updated financial information, including the addition of the financial statements and the notes thereto as of and for the six months ended June 30, 2023, and 2022 in compliance with Rule 8-08 of Regulation S-X.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-5

18. We note your disclosure in Note 10 explaining that you issued 6,400,000 common shares to the owners of Ham and Cheese Events, LLC in exchange for Windy of Chicago Ltd. and certain operating assets utilized in tour operations, and that you consider this to have been a transaction between entities under common control that resulted in a change in the reporting entity.

However, while you indicate the financial statements have been retrospectively adjusted to include the assets and liabilities and business operations for all periods presented, as if the reorganization occurred at the beginning of the earliest period covered by your financial statements, the Statements of Changes in Stockholders’ Equity on page F-5 depicts the issuance of common shares as having occurred during 2022.

Please address the inconsistency referenced above and revise as necessary to comply with the guidance in FASB ASC 250-10-45-21 and FASB ASC 805-50-45.

August 18, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company has considered the guidance set forth in FASB ASC 250-10-45-21 and FASB ASC 805-50-45 and revised disclosure on pages 63 and F-39 of the Amended Draft Registration Statement accordingly, titled, “Supplementary Information – Immaterial Out of Period Adjustment to Consolidated Financial Statements for the Year Ended December 31, 2021 and 2022.” The Company respectfully advises the Staff that 6,650,000 common stock shares with an amount of $66,500 was recorded in the company’s Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2022 and 2021 as “Shares issued as part of reorganization” for the “Balance, December 31, 2021” period. This was an error. The 6,650,000 common stock shares with an amount of $66,500 should have been recorded in the “Balance, January 1, 2021” period.

The audited Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2022 and 2021 with the error is as follows:

						Total
			Additional		Invested	Stockholders’
	Common Stock		Paid-in	Accumulated	Equity	Equity
	Shares	Amount	Capital	Deficit	(Deficit)	(Deficit)
Balance, January 1, 2021	-	$-	$-	$-	$34,439	$34,439
Dividends to parent	-	-	-	-	(290,119)	(290,119)
Net income	-	-	-	-	72,624	72,624
Balance, December 31, 2021	-	-	-	-	(183,056)	(183,056)
Shares issued as part of reorganization	6,650,000	66,500	-	(249,556)	183,056	-
Deemed dividend upon reorganization	-	-	-	(689,218)	-	(689,218)
Sale of common stock Reg CF, net of offering costs	669,034	6,690	648,317	-	-	655,007
Sale of common stock for cash	75,000	750	74,250	-	-	75,000
Note payable converted to common stock	180,000	1,800	178,200	-	-	180,000
Exercise of stock options	801,175	8,012	(8,012)	-	-	-
Stock based compensation	-	-	1,654,546	-	-	1,654,546
Net loss	-	-	-	(3,010,701)	-	(3,010,701)
Balance, December 31, 2022	8,375,209	$83,752	$2,547,301	$(3,949,475)	$-	$(1,318,422)

The audited Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2022 and 2021 with the error corrected is as follows:

						Total
			Additional		Invested	Stockholders’
	Common Stock		Paid-in	Accumulated	Equity	Equity
	Shares	Amount	Capital	Deficit	(Deficit)	(Deficit)
Balance, January 1, 2021	6,650,000	$66,500	$-	$(249,556)	$217,495	$34,439
Dividends to parent	-	-	-	-	(290,119)	(290,119)
Net income	-	-	-	-	72,624	72,624
Balance, December 31, 2021	6,650,000	66,500	-	(249,556)	-	(183,056)
Deemed dividend upon reorganization	-	-	-	(689,218)	-	(689,218)
Sale of common stock Reg CF, net of offering costs	669,034	6,690	648,317	-	-	655,007
Sale of common stock for cash	75,000	750	74,250	-	-	75,000
Note payable converted to common stock	180,000	1,800	178,200	-	-	180,000
Exercise of stock options	801,175	8,012	(8,012)	-	-	-
Stock based compensation	-	-	1,654,546	-	-	1,654,546
Net loss	-	-	-	(3,010,701)	-	(3,010,701)
Balance, December 31, 2022	8,375,209	$83,752	$2,547,301	$(3,949,475)	$-	$(1,318,422)

August 18, 2023

Upon review, the Company has determined that this error is immaterial and will be documented as an immaterial out of period adjustment. The Company used accepted guidelines including Accounting Standards Codification (ASC) Topic 250, Accounting Changes and Error Corrections, and quantitative and qualitative considerations outlined in the extensive materiality guidance set forth in SEC Staff Accounting Bulletin (“SAB”) Topics 1.M and 1.N (formerly referred to as SAB Nos. 99 and 108, respectively).

Using these guidelines, the Company determined the adjustment is immaterial as follows:

1.	The error has no impact on the Company’s unaudited interim Consolidated Financial Statements for the period ended June 30, 2022

2.	The error has no impact on the Company’s audited Consolidated Financial Statements for the year ended 2022; and

3.	The error has immaterial impact to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021 as follows:

a.	There is no impact to the Company’s Statements of Operations for this period; and

b.	The impact to the Company’s Consolidated Balance Sheet for this period is immaterial, consisting of no impact to “Total stockholders’ deficit and an understatement of accumulated deficit for this period where the error self-corrects in the Company’s Consolidated Balance Sheet for the year ended December 31, 2022.

As the company has determined that the error using generally accepted accounting principles (“GAAP”) is immaterial, the Company has chosen not to revise its audited Consolidated Financial Statements for the year ended December 31, 2021.

Note 9 - Asset Purchase of Windy of Chicago Ltd., page F-14

19. We note the Stock Sale and Purchase Agreement filed as Exhibit 2.1 indicates that Ham and Cheese Events LLC acquired 100% of the common stock of Windy of Chicago Ltd in January 2022, and in connection with this purchase entered into agreements to acquire the vessel named Windy, which Windy of Chicago Ltd. had been leasing from Tall Ship Adventures of Chicago, Inc. However, your disclosure indicates that Windy of Chicago Ltd. was acquired on this date by STDC Holdings, which you identify as your wholly owned subsidiary.

Please revise your disclosures in Notes 9, 10 and 11 as necessary to resolve this inconsistency and to clarify the sequence of transactions pertaining to the conveyances of entities, net assets and operations, along with the rationale and associations between the parties involved to understand how these agreements and parties are related.

Please clarify the association with Tall Ship Adventures of Chicago, Inc., and its owners, as necessary to understand whether this is also a related party, and file the Vessel Purchase and Sale Agreement between Windy of Chicago Ltd. and Tall Ship Adventures of Chicago, Inc. as an exhibit.

Please also submit the analyses that you performed in concluding that the acquisition of Windy of Chicago Ltd and the vessel and operations would be reported as an asset purchase, rather than a business, considering the guidance in both FASB ASC 805 and Rule 11-01(d) of Regulation S-X.

August 18, 2023

Response: The Company acknowledges the Staff’s comments and respectfully directs the Staff to the definition of STDC provided in the Basis of Presentation for the financial statements referenced by the Staff. In the Basis of Presentation, the Company has clarified that, “[t]he predecessor company operates under the d/b/a of Seas the Day Charters USVI (STDC) which was registered on April 6, 2019. STDC was part of Ham and Cheese, LLC, a Texas limited liability company.” The Company believes that “STDC” reference in Note 9 relates to ‘STDC’ as d/b/a Ham and Cheese Events LLC defined in the Basis of Presentation. It does not relate to ‘STDC Holdings Inc,’ which is a distinct and separate legal entity. We therefore believe the existing statement in Note 9 is accurate. In the Amended Draft Registration Statement, under Note 10, the company has revised the disclosure where appropriate to accurately refer to “STDC Holdings or STDC Holdings, Inc.”

Referencing the “Basis of Presentation” and Notes of the financial statements referenced, the Company advises the staff of the chronology as follows:

January 12, 2022:

1. Acquisition of Windy of Chicago Ltd. by Ham and Cheese Events, LLC d/b/a Seas the Day Charters USVI: Ham and Cheese Events, LLC d/b/a Seas the Day Charters USVI, an entity owned by Scott and Hope Stawski, acquired the common stock of Windy of Chicago Limited (“WOC”), an Illinois corporation, from Bruce and Karen Randall for consideration of a cash payment of $100,000.

2. Vessel Operating Lease between WOC and Tall Ship Adventures of Chicago, Inc.

WOC entered into a vessel operating lease with Tall Ship Adventures of Chicago, Inc., the lessor and a company owned by Bruce and Karen Randall, for lease of a 148-foot four mast sailing vessel known as the Tall Ship “WINDY”. The lease provides for monthly rent payments of $14,500, requires payment of a deposit of $41,500 and contains a 6-month term with automatic successive 6-month periods unless terminated by either party.

3. Vessel Purchase and Sale Agreement between WOC and Tall Ship Adventures of Chicago, Inc.

WOC entered into a vessel purchase and sale agreement with Tall Ship Adventures of Chicago, Inc., a company owned by Bruce and Karen Randall, in the amount of $1,850,000 for the purchase of a 148’ schooner known as “Tall Ship Windy”. The vessel purchase and sale agreement required payment of a deposit of $143,500.

April 1, 2022:

Formation of Amphitrite Digital Incorporated: Scott and Hope Stawski filed articles of incorporation to form Amphitrite Digital Incorporated under the laws of the Territory of the United States Virgin Islands providing for a maximum of 15,000,000 shares of common stock having a par value of $0.01 per share.

Acquisition of WOC by Amphitrite: The Company acquired the common stock of WOC from Ham and Cheese Events, LLC d/b/a Seas the Day Charters USVI in exchange for consideration of a note payable in the amount of $100,000. The note bears interest at 4% per annum with all outstanding principal and accrued interest due upon maturity on April 1, 2023.

August 18, 2023

April 15, 2022:

WOC Closes on the Purchase of Tall Ship WINDY: WOC closes on the purchase of Tall Ship Windy in the amount of $1,950,000. The purchase price was funded as follows:

Consideration Transerreed in Acquisition of Tall Ship WINDY:
Note Payable issued to Tall Ship Adventures, Inc.	$1,200,000
Acquistion of WOC Common Stock	100,000
Vessel Purchase and Sale Agreement Deposit	143,500
Operating Lease deposit	41,500
Cash at Closing	465,000
Total Consideration in Acquisition of Tall Ship WINDY	$1,950,000

WOC issued a note payable to Tall Ship Adventures, Inc., an Illinois corporation, in the amount of $1,200,000 requiring monthly payments of $10,126.28 of principal and interest at 6% per annum. The note is secured by a mortgage on Tall Ship WINDY and matures April 2037.

Acquisition of WOC and Tall Ship WINDY from Unrelated Third Parties Does Not Meet the Definition of a Business (ASC 805-10-55-5A and ASU 2017-01): The acquisition of the common stock of WOC and Tall Ship WINDY from Bruce and Karen Randall represents transactions between unrelated third parties, but the acquisition does not meet the definition of a business pursuant to ASC 805-10-55-5A.

ASC 805-10-55-5A If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

The fair value of the net assets acquired is shown below and encompasses the acquisition of cash, other current assets, property & equipment and a right of use asset, and the assumption of a note payable and an operating lease liability. See below:

Fair Value of Net Assets Acquired:
Cash	$500,000
Other current assets	31,000
Property and equipment	2,300,000
Right of use asset	82,001
Total Assets Acquired	2,913,001
Accounts payable	$5,116
Operating lease liability	82,001
Note payable	500,000
Total Liabilities Assumed	587,117
Fair Value of Net Assets Acquired	$2,325,884

August 18, 2023

For purposes of determining whether the acquired assets meet the definition of a business, ASC 805-10-55-5A states that cash and cash equivalents should be excluded from the calculation of the fair value of gross assets acquired; accordingly, acquired cash of $500,000 has been excluded from the fair value of gross assets acquired. In addition, the fair value of the gross assets acquired were not increased for any excess of the fair value of net identifiable assets because the consideration transferred of $1,950,000 is less than the fair value of the net identifiable assets acquired of $2,325,884. See below for the calculation of gross assets acquired:

Fair Value of Gross Assets Acquired:
Other current assets	$31,000	1.3%
Property and equipment	2,300,000	95.3%
Right of use asset	82,001	3.4%
Fair Value of Gross Assets Acquired	$2,413,001

Approximately 95% of the fair value of the gross assets acquired is concentrated in Tall Ship WINDY, and the Company asserts that this scenario meets the “substantially all” threshold contained in ASC 805-10-55-5A. Accordingly, the Company has deemed the acquisition of WOC and Tall Ship WINDY to be an asset acquisition and has recorded the net assets acquired at the value of $1,950,00 of consideration exchanged. See below for the initial record of the Windy of Chicago Ltd. asset acquisition:

Windy of Chicago Ltd. Asset Acquisition:
Cash	$500,000
Other current assets	31,000
Property and equipment	1,924,116
Right of use asset	82,001
Total Assets Acquired	2,537,117
Accounts payable	$5,116
Operating lease liability	82,001
Note payable	500,000
Total Liabilities Assumed	587,117
Fair Value of Consideration Exchanged	$1,950,000

August 18, 2023

Note 14 - Subsequent Events, page F-19

20. We note that you report having acquired Paradise Adventures, LLC on January 13, 2023 for approximately $3,195,000; and having entered into a binding purchase agreement on March 24, 2023 to acquire Paradise Yacht Management LLC, upon completion of your initial public offering, in exchange for $8,780,000.

Given the apparent significance of these transactions, it appears that you may need to include separate historical financial statements for each of these entities to comply with Rule 3-05 of Regulation S-X, and pro forma financial statements illustrating the effects of these transactions to comply with Article 11 of Regulation S-X, as applicable via Rule 804 and Rule 8-05 of Regulation S-X.

However, if you do not believe that either transaction would require financial statements based on significance, or that either entity constitutes a business for either accounting or reporting purposes, provide us with the analyses that you performed of the guidance in Rule 3-05(b)(2) of Regulation S-X, or FASB ASC 805-10-55-3A through 55-9 and, separately, Rule 11-01(d) of Regulation S-X, as applicable, in formulating your view.

Please expand your various disclosures pertaining to these acquisitions as necessary to describe the nature and extent of any operations being conducted by these entities, including, to the extent applicable, all of the information that is required by FASB ASC 805-10-50, 805-20-50 and 805-30-50.

Response: The Company respectfully acknowledges the Staff’s comment and, in accordance with the Staff’s request, is supplementally providing the Staff the following significance test and analysis the Company utilized to determine that two years of audited financial statements for the years ended December 31, 2022 and 2021, interim unaudited financial statements for the six months ended June 30, 2023 and 2022, and pro forma financial statements illustrating the effects of the acquisition and the anticipated acquisition are required for Paradise Adventures LLC and Paradise Yacht Management LLC in the Company’s Amended Draft Registration Statement. In performing the analysis, the Company utilized the significance tests outlined in Rule 1-02(w) of Regulation S-X, as well as the reporting thresholds outlined in Rule 3-05 of Regulation S-X. The below table presents the results of the significance tests performed as of December 31, 2022 for Paradise Adventures LLC and December 31, 2022 for Paradise Yacht Management Group.

August 18, 2023

	Amphitrite	Paradise Adventures LLC	Amphitrite as % of Paradise Adventures
S-X Rule 1-02(w)1
Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	4,904,395	3,200,00	65%

S-X Rule 1-02(w)2
Total assets of the acquired business compared to the issuer’s total assets
Test 2	4,904,395	819,153	17%

S-X Rule 1-02(w)3
The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations. The revenues of the acquired business compared to the issuer’s revenue
Test 3a Net Income	(2,594,886)	(122,403)	5%
Test 3b Revenue	4,591,690	2,038.013	44%

	Amphitrite	Consolidated Paradise Yacht Management Group	Amphitrite as % of Paradise Adventures
S-X Rule 1-02(w)1
Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	4,904,395	6,280,000	128%

S-X Rule 1-02(w)2
Total assets of the acquired business compared to the issuer’s total assets
Test 2	4,904,395	2,988,164	61%

S-X Rule 1-02(w)3
The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations. The revenues of the acquired business compared to the issuer’s revenue
Test 3a Net Income	(2,594,886)	21,427	8%
Test 3b Revenue	4,591,690	10,529,733	229%

August 18, 2023

The financial statements for all entities are audited U.S. GAAP financial statements for the annual period ending December 31, 2022.

The Company measured the significance of its acquisition of Paradise Adventures LLC pursuant to the three tests required under Rule 3-05 of Regulation S-X. The Company performed an analysis in accordance with Rule 3-05 using Paradise Adventures LLC audited consolidated financial statements and the Company’s audited consolidated financial statements as of and for the period ended December 31, 2022, and calculated the significance at 65% under the investment test, 17% under the asset test, 5% under the net income component, and 44% under the revenue component of the income test.

The Company measured the significance of its acquisition of Paradise Yacht Management Group pursuant to the three tests required under Rule 3-05 of Regulation S-X. The Company performed an analysis in accordance with Rule 3-05 using Paradise Yacht Management Group’s audited consolidated financial statements and the Company’s audited consolidated financial statements as of and for the period ended December 31, 2022 and calculated the significance as 128% under the investment test, 61% under the asset test, 8% under the net income component, and 229% under the revenue component of the income test.

After evaluating the above considerations, and pursuant to the significance test computations the Company concluded that its acquisition of Paradise Adventures LLC and its anticipated acquisition of Paradise Yacht Management Group are both significant at the 50% significance threshold based on its application of Rule 1-02(w) of Regulation S-X and pursuant to Rule 3-05, Rule 8-04 and Rule 8-05 of Regulation S-X. Thus, we have included the financial statements accordingly.

Undertakings, page II-6

21. Please revise to include all the undertakings Item 512 of Regulation S-K requires.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on pages II-6 and II-7 of the Amended Draft Registration Statement to include all the undertakings Item 512 of Regulation S-K.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We acknowledge the Staff’s request. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

*     *     *     *     *

August 18, 2023

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc:	Scott Stawski, Executive Chairman, Amphitrite Digital, Inc. Rob Chapple, Chief Executive Officer, Amphitrite Digital, Inc.